TEXAS REGIONAL BANCSHARES, INC.

        Filed by Texas Regional Bancshares, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Texas Regional Bancshares, Inc.

On September 10, 2002, Texas Regional Bancshares, Inc. issued a press release announcing that its Board of Directors declared a regular quarterly cash dividend of $0.11 per share payable on October 15, 2002 to common shareholders of record on October 1, 2002. The text of the press release follows:

FOR IMMEDIATE RELEASE
September 10, 2002

Texas Regional Bancshares, Inc. Announces
$0.11 Quarterly Dividend

        MCALLEN, TEXAS—Texas Regional Bancshares, Inc. ("Texas Regional") (NASDAQ: TRBS) today announced that on September 10, 2002 its Board of Directors declared a regular quarterly cash dividend of $0.11 per share payable on October 15, 2002 to common shareholders of record on October 1, 2002. This is the equivalent of an annual dividend of $0.44 per share.

        Texas Regional recently reported net income for second quarter 2002 of $13.3 million, or $0.50 per diluted common share, compared with $9.7 million, or $0.40 per diluted common share, for second quarter 2001. Return on assets and return on equity for second quarter 2002 averaged 1.55 and 16.43 percent, respectively, compared to 1.58 and 16.02 percent, respectively, for second quarter 2001. Beginning in 2002, new accounting standards eliminated the amortization of goodwill. The impact of goodwill amortization, net of tax, on second quarter 2001 decreased net income by $550,000 or $0.02 per diluted common share.

        As previously announced, Texas Regional completed a definitive agreement to acquire San Juan Bancshares, Inc. ("SJBI"). Texas Regional expects the transaction to close during the fourth quarter of 2002. SJBI is the privately held bank holding company for Texas Country Bank, located at 235 West 5thStreet, San Juan, Texas with one additional banking location in Progreso, Texas. As of June 30, 2002, San Juan had total assets of $49.6 million, loans of $24.0 million, deposits of $44.2 million and shareholders' equity of $4.6 million. The definitive agreement calls for the exchange of 150,012 shares of Texas Regional, subject to adjustment under specified conditions, for all of the outstanding shares of SJBI. The transaction is subject to approval by the appropriate regulatory authorities and other customary closing conditions.

        Texas Regional is a McAllen-based bank holding company whose stock trades on The Nasdaq Stock Market® under the symbol TRBS. Texas State Bank, its wholly owned subsidiary, conducts a commercial banking business through 27 full-service banking offices, including 26 in the Rio Grande Valley of Texas and 1 in metropolitan Houston.

3900 North 10th Street, 11th Floor Post Office Box 5910 McAllen, TX 78502-5910
Telephone: (956) 631-5400 www.trbsinc.com Fax: (956) 631-5450

Additional Information and Where to Find It

        Texas Regional intends to file with the U.S. Securities Exchange Commission (the "SEC") a registration statement on Form S-4 concerning the transaction with SJBI. Texas Regional and SJBI also intend to mail a proxy statement/prospectus to the SJBI stockholders in connection with the transaction. Investors and security holders of Texas Regional and SJBI are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Texas Regional, SJBI and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) at the SEC's web site at (http://www.sec.gov). A free copy of the proxy statement/prospectus may also be obtained (when it is available) from Texas Regional or SJBI. Texas Regional and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SJBI in favor of the transaction. Information regarding the interests of Texas Regional's officers and directors, and the interests of SJBI's officers and directors, in the transaction will be included in the proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by Texas Regional in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of SJBI in connection with the transaction, Texas Regional files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these filings at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C. 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The filings of Texas Regional with the SEC are also available free at the SEC's web site (http://www.sec.gov). You can obtain a free copy of these filings from Texas Regional.

        Additional financial, statistical and business-related information, as well as business trends, is included in a Financial Supplement. This release, the Financial Supplement and other information are available on Texas Regional's web site at http://www.trbsinc.com/financials.html. The Financial Supplement and other information available on Texas Regional's web site can also be obtained by calling R.T. Pigott, Jr., Chief Financial Officer, at (956) 631-5400.

        This document may contain forward-looking information (including information related to plans, projections or future performance of Texas Regional and its subsidiaries), the occurrence of which involve certain risks, uncertainties, assumptions and other factors which could materially affect future results. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Texas Regional's results could differ materially from Texas Regional's expectations in these statements. Texas Regional assumes no obligation and does not intend to update these forward-looking statements. For further information please see Texas Regional's reports filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, which are available at the SEC's web site at http://www.sec.gov.

CONTACT: Glen E. Roney, Chief Executive Officer, or R. T. Pigott, Jr., Chief Financial Officer, (956) 631-5400, both of Texas Regional.